UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Atlantic Coast Financial Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

048426100
(CUSIP Number)

December 3, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☐    Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 048426100	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS TFO USA Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	992,540
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER	992,540
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		992,540
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		□
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

CUSIP No. 048426100	13G	Page 3 of 6 Pages

Item 1(a). Name of Issuer: Atlantic Coast Financial Corporation

Item1(b). Address of Issuer’s Principal Executive Offices:

12724 Gran Bay Parkway
Suite 150
Jacksonville, FL
United States

Item 2(a). Names of Persons Filing: TFO USA Limited

Item 2(b). Address of Principal Office or, if none, Residence:

555 5th Avenue, 6th Floor
New York, NY 10017

Item 2(c). Citizenship:

Delaware

Item 2(d). Title of Class of Securities:

Common Shares

Item 2(e). CUSIP Number:

048426100

Item 3. * If This Statement Is Filed Pursuant to Sections 240.13d 1(b) or 240.13d 2(b) or (c), Check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ A Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

CUSIP No. 048426100	13G	Page 4 of 6 Pages

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4. Ownership.

(a)	Amount beneficially owned: 992,540

(b)	Percent of class: 6.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 992,540

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 992,540

(iv)	Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

Item 10. Certification.

(a)	Instruction. The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 048426100	13G	Page 5 of 6 Pages

(b)	Instruction. The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 048426100	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/14/2014

Company Name

By:	/s/ Abdulmohsin Al Omran
Name: Abdulmohsin Al Omran
Title: Officer